SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the following documents filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores: (i) letter dated November 25, 2003; (ii) Letter dated November 27, 2003.

(i)

By letter dated November 25, 2003, the Company reported that a holder of Company’s Convertible Notes exercised his conversion right. Hence, the financial indebtedness of the Company shall be reduced in US$ 12,077 and an increase of 22,159 ordinary shares face value pesos 1 (V$N 1) each was made. The conversion was performed according to terms and conditions established in the prospectus of issuance at the conversion rate of 1.83486 shares, face value pesos 1 per Convertible Note of face value U$S 1. As a result of that conversion the amount of shares of the Company goes from 213,128,302 to 213,150,461. On the other hand, the amount of registered Convertible Notes is U$S 99,372,601.

(ii)

By letter dated November 27, 2003, the Company reported that two holders of Company’s Convertible Notes exercised their conversion right. Hence, the financial indebtedness of the Company shall be reduced in US$ 52,040 and an increase of 95,486 ordinary shares face value pesos 1 (V$N 1) each was made. The conversion was performed according to terms and conditions established in the prospectus of issuance at the conversion rate of 1.83486 shares, face value pesos 1 per Convertible Note of face value U$S 1. As a result of that conversion the amount of shares of the Company goes from 213,150,461 to 213,245,947. On the other hand, the amount of registered Convertible Notes is U$S 99,320,561

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang Title: Second Vice Chairman of the Board of Directors

Dated: November 27, 2003